KONECRANES

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

03 DEC -8 AM 7:21

25 November, 2003

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

03045082

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company on 25 November, 2003.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

dw 1/6

KCI KONECRANES PLC

STOCK EXCHANGE RELEASE 1
25 November, 2003 12.00 noon

KCI KONECRANES FINANCIAL CALENDAR 2003 - 2004

All events are indicated in Finnish time (CET + 1).

Capital Market Day, Shanghai, China	2 December, 2003
2003 Full Year Results	12 February, 2004 10.00 a.m.
Annual report 2003	week 9
Record date for the AGM	23 February
Notice of participation in the AGM	1 March (no later than)
Annual General Meeting 2004	4 March
First quarter results	11 May, 10.00 a.m.
Second quarter results	12 August, 10.00 a.m.
Third quarter results	5 November, 10.00 a.m.

An analyst and press briefing will be arranged on each result date at 12.00 noon in Helsinki (address: World Trade Center, Marski Hall, Aleksanterinkatu 17).

An international teleconference will be arranged on each result date at 4.00 p.m. The dial-in number is +44-(0)20 7162 0189. Please call in at 3.50 p.m. (An instant replay is available 48 h at +44-(0)20 8288 4459, codes: 713782.)

The Annual General Meeting will be held at Group headquarters (address: Koneenkatu 8, 05830 Hyvinkää, Finland).

All reports and graphics including an audio recording of the President and CEO's presentations at the AGM and at the teleconferences are available on the Internet at our Investor website www.kcigroup.com.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Franciska Janzon, IR Manager, Phone: +358-20 427 2043 or
e-mail: franciska.janzon@kcigroup.com

DISTRIBUTION
Helsinki Exchanges
Media

KCI KONECRANES PLC

STOCK EXCHANGE RELEASE
25 November, 2003 3.30 p.m.

CORRECTION TO FINANCIAL CALENDAR 2003 - 2004

KCI Konecranes corrects a mistake in its stock exchange and press release of today at 12 noon regarding the date of the Full Year Results 2003.

Full Year Results 2003 will be published on Wednesday,
11 February, 2003 at 10.00 a.m.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Franciska Janzon, IR Manager, Phone: +358-20 427 2043 or
e-mail: franciska.janzon@kcigroup.com

DISTRIBUTION
Helsinki Exchanges
Media